July 30, 2007

United States
Securities and Exchange Commission
Washington, D.C. 20549

Response to letter dated June 19, 2007
            Re: NextPhase Wireless, Inc
            Item 4.01 of Form 8-K
            Filed on June 15, 2007
            File No. 0-27339

Gentlemen:

On June 15, 2007, we submitted an 8K with the required letter from our former auditor. On June 21, 2007 we filed Amendment No. 1 to the 8-K which was incorrectly tagged in our Edgar filing as an 8-K. As a result, we are amending the 8-KA filing of June 21, 2007 with the correct tags in the filing herewith.

We are a California based Company and we change to an auditing firm based in California.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely,

/s/ Robert M. Ford
President and Chief Executive Officer